February 19, 2025

Andrew Lee
Chairman
BAO Holding Limited
Unit A4, 5/F
Tsing Yi Industrial Centre Phase 1
Nos. 1-33 Cheung Tat Road
Tsing Yi, New Territories
Hong Kong

       Re: BAO Holding Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 6, 2025
           CIK No. 0002049184
Dear Andrew Lee:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Risk Factors, page 19

1. We note your response to prior comment 6. Please revise to disclose the other companies Mr. Lee has positions with along with the number of hours per week he allocates to each of these other companies. Additionally, we continue to believe a risk factor discussion discussing risks resulting from Mr. Lee's positions with other companies, and his allocation of time to these other companies, would be appropriate
 February 19, 2025
Page 2

       here.
Exhibit Index, page II-4

2. We note that your exhibits have not been filed in a text-searchable format. Please refile these exhibits in a text-searchable format.
       Please contact Joyce Sweeney at 202-551-3449 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Darrin M. Ocasio, Esq.